Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority

New York Municipal III
Election of Deborah A. DeCotis
Class III to serve until 2014 		 4,521,374 		  200,748
Election of Bradford K. Gallagher
Class II to serve until 2013 		 4,503,758 		  218,364
Re-election of John C. Maney+
Class III to serve until 2014 		 4,525,528 		  196,594

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Paul Belica, Hans W. Kertess, James A. Jacobson*, William B. Ogden, IV and Alan Rappaport*, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee